FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca receives FDA approval for Seroquel™ in Bipolar Mania”, dated 13 January 2004.
2.	Press release entitled, “Disclosure of Interest in Voting Shares in Public Companies”, dated 22 January 2004.
3.	Press release entitled, “Disclosure of Interest in Voting Shares in Public Companies”, dated 23 January 2004.
4.	Press release entitled, “AstraZeneca submits regulatory applications for Nexium® in US and Europe for healing and prevention of NSAID-associated ulcers, dated 29 January 2004.
5.	Press release entitled, “Front Half of AstraZeneca PLC Fourth Quarter and Full Year Results 2003”, dated 29 January 2004.
6.	Press release entitled, “Back Half of AstraZeneca PLC Fourth Quarter and Full Year Results 2003”, dated 29 January 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 February 2004	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

ASTRAZENECA RECEIVES FDA APPROVAL FOR
SEROQUEL™ IN BIPOLAR MANIA

AstraZeneca today announced that the U.S. Food and Drug Administration (FDA) has approved SEROQUEL (quetiapine) as a monotherapy and adjunct therapy for the treatment of mania associated with bipolar disorder (manic-depressive illness).

SEROQUEL, which in 2002 recorded a 67 per cent worldwide sales increase to $1.14 billion, was first approved for the treatment of schizophrenia in 1997.

The FDA’s latest approval is based on the positive results of a comprehensive bipolar disorder clinical trial programme involving more than 1,000 patients in 28 countries that found SEROQUEL to be effective across a broad range of symptoms and well-tolerated in treating manic episodes as both a monotherapy and in combination with lithium or divalproex. SEROQUEL was also found to be fast-acting as improvements in patients' manic symptoms were seen within the first week of treatment.

Data from the clinical trial programme was presented in September 2002 at the 3rd European Stanley Foundation Conference on Bipolar Disorder in Freiburg, Germany, and in June this year at the International Conference on Bipolar Disorder (ICBD), Pittsburgh, USA.The results confirmed that SEROQUEL monotherapy is as effective as current treatments for bipolar disorder and offers improved tolerability benefits. In the adjunct setting, SEROQUEL was found to be significantly more effective than mood stabilisers alone in the treatment of bipolar mania. Across the mania trials, SEROQUEL was associated with a favourable weight profile and an incidence of EPS (including akathisia) no different from placebo across the full dose range.

Bipolar disorder is a serious mental illness that affects approximately 3-4 per cent of the adult population and is the sixth leading cause of disability in the world. Side effects associated with treatment, such as extrapyramidal symptoms (EPS) which cause movement disorders or serum prolactin elevation which may cause menstrual irregularities, decreased libido and impotence, can often cause patients great distress and lead to issues with treatment compliance. A lack of compliance results in the patient subjecting themselves to a high risk of relapse and increased risk of suicide, therefore, a well tolerated and effective treatment is pivotal to the successful treatment of this condition.

SEROQUEL has also recently received approval from the Mutual Recognition Procedure (MRP) involving 14 European countries to extend its use to treat mania associated with bipolar disorder. Health authority approvals have also been received in the UK, Italy, Mexico and New Zealand.

13 January 2004.

Media Enquiries
Steve Brown, +44 (0) 207 304 5033
Edel McCaffrey, +44 (0) 207 304 5034

Investor Enquiries:
Mina Blair-Robinson, +44 (0) 207 304 5084
Jonathan Hunt, +44 (0) 207 304 5087

SEROQUEL is a trade mark of the AstraZeneca group of companies

For more information, please visit www.astrazenecapressoffice.com

-Ends-

Item 2

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 22 JAN 2004 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 20 JAN 2004 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD INCREASED TO 256,568,628 SHARES (15.16 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 240,060,302 SHARES (14.03 PER CENT).

G H R MUSKER
COMPANY SECRETARY
22 JANUARY 2004

Item 3

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

FURTHER TO THE ANNOUNCEMENT MADE BY ASTRAZENECA AT 1430GMT ON 22 JAN 2004 WE HAVE BEEN INFORMED TODAY BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT THE CORRECT POSITION IS THAT THEIR CURRENT INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC IS 254,143,676 SHARES WHICH REPRESENTS 15.01 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL OF THE COMPANY.

G H R Musker
Company Secretary
23 January 2004

Item 4

ASTRAZENECA SUBMITS REGULATORY APPLICATIONS FOR NEXIUM®
IN US AND EUROPE FOR HEALING AND PREVENTION OF NSAID-
ASSOCIATED ULCERS

AstraZeneca today announced the submission of regulatory applications to the United States Food and Drug Administration (FDA), the European Union (EU) and other global markets for two indications related to the Non-steroidal anti-inflammatory drugs (NSAID)-associated gastrointestinal (GI) side effect programme for NEXIUM®. These indications are for the use of NEXIUM® for the healing of NSAID-associated gastric ulcers and prevention of NSAID-associated gastric and duodenal ulcers in patients at risk, in patients requiring continued NSAID therapy.

In addition, AstraZeneca has reached agreement with European authorities regarding the application for treatment of NSAID associated upper GI symptoms submitted in March 2003. The European regulatory authorities concluded that the current product labeling for NEXIUM® covers the medical need for all patients with symptomatic disease, regardless of the etiology. Regulatory submissions for NSAID-associated upper GI symptoms have also been submitted to other agencies including the FDA.

Non-steroidal anti-inflammatory drugs (NSAIDs) are widely used to treat pain and inflammation associated with diseases such as arthritis. Their use is associated with gastrointestinal side effects such as gastric and duodenal ulceration, and they are accountable for 20-25 per cent of all reported adverse events in the UK and US.

Acid in the stomach plays an important role in NSAID-associated gastroduodenal damage and NEXIUM® has been shown to provide more effective acid suppression compared with all other PPIs. In clinical trials, NEXIUM® has demonstrated that it is effective in preventing the development of gastric and duodenal ulcers in long-term users of NSAIDs, including COX-2-selective NSAIDs, who are at risk of ulcer development. Clinical trials also demonstrate that NEXIUM® is effective in healing gastric ulcers in patients who require continuous NSAID treatment, including COX-2 selective NSAIDs. Abstracts have been submitted to the Digestive Disease Week (DDW), taking place in May 2004, in New Orleans.

These new indications for NSAID-associated (upper) GI disorders are key elements in the life cycle management plan for NEXIUM®, as they will bring the benefits of the product to a significant, new population of patients. It is estimated that approximately 30 million people worldwide take NSAIDs daily and b etween 20 and 30 per cent of patients taking NSAIDs suffer from duodenal and gastric ulcers.

29 January 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Item 5

AstraZeneca PLC
Fourth Quarter and Full Year Results 2003

“Achievements in 2003 position AstraZeneca for strong sales and profit growth”

Financial Highlights (before Exceptional Items)

Group	4th Quarter	4th Quarter	Actual	CER	Full Year	Full Year	Actual	CER
	2003	2002	%	%	2003	2002	%	%
	$m	$m			$m	$m
Sales	4,875	4,901	-1	-8	18,849	17,841	+6	-

Operating Profit	849	1,074	-21	-26	4,111	4,356	-6	-11

Profit before Tax	869	1,081	-20	-25	4,202	4,387	-4	-9

Earnings per Share
Before Exceptional Items	$0.38	$0.45	-17	-22	1.78	$1.84	-3	-9

Statutory (FRS3)	$0.38	$0.25	+52	+42	1.78	$1.64	+9	+3

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Sales for key growth and launch products increased by 45 percent to $8.2 billion and now comprise 44 percent of total company sales.
  Sales for the full year were unchanged at CER whilst absorbing the loss of $2.6 billion in US sales of Prilosec™, Zestril™ and Nolvadex™.
  Operating profit for the full year was $4,111 million, down 11 percent, on planned investments in R&D and SG&A required to effect the portfolio transformation.
  Nexium™ sales were $3.3 billion for the full year, up 62 percent.
  Seroquel™ sales increased by 27 percent to $1.5 billion for the full year. Approval in the US for the use of Seroquel™ in the treatment of acute bipolar mania was received 12 January 2004.
  Iressa™ sales reached $228 million for the full year, chiefly in the US ($102 million) and Japan ($101 million).
  Crestor™ sales were $129 million for the full year. In the week ending 16 January, Crestor™ share of new prescriptions in the US statin market reached 4.6 percent.
  On 23 December Exanta™ received its first regulatory approval (in France) and regulatory submissions were made in the US and European Union for key chronic indications, including prevention of stroke associated with atrial fibrillation.
  Dividend increased by 13.6 percent to $0.795 for the full year. New $4 billion share repurchase programme approved, for completion by the end of 2005.

Sir Tom McKillop, Chief Executive, said: “Achievements in 2003 when sales of key growth and launch products increased by 45 percent to $8.2 billion, propel AstraZeneca into an era of strong sales and profit growth, with a financial performance likely to rank amongst the best of our peer group. For 2004 we anticipate earnings per share should be in the range of $2.00 to $2.15.”

London, 29 January 2004

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 581 8720

Interviews with Sir Tom McKillop, Chief Executive and Jonathan Symonds, Chief Financial Officer are available in video/audio and text on http://www.astrazeneca.com and http://www.cantos.com

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Full Year

Sales for the full year were unchanged in CER terms, as the strong sales performance of growth products offset the loss of $2.6 billion in US sales of Prilosec™ , Zestril͊ and Nolvadex™ . Sales of growth and recently launched products increased 45 percent to $8.2 billion. The weaker US dollar lifted reported sales growth to 6 percent. Combined R&D and SG&A costs increased by an underlying 5.8 percent, but including the effects of currency movements, were up 14 percent on an “as reported” basis. Operating profit was down 11 percent at CER. Earnings per share for the full year were $1.78 versus $1.64 ($1.84 before exceptional items) in 2002.

Sales for the full year in the US were down 6 percent, following an aggregate 72 percent decline in Prilosec™ , Zestril™ and Nolvadex™ . Sales excluding these products grew 36 percent. Sales outside the US increased by 6 percent, helped by 15 percent growth in Asia Pacific. Sales in Europe were up 2 percent.

Nexium™ sales reached $3.3 billion for the full year on strong growth in both the US (up 62 percent) and in the rest of the world (up 60 percent). Market share of total prescriptions in the US PPI market is now over 25 percent.

Sales of Cardiovascular products increased by 3 percent, as a 50 percent decline in Zestril™ was more than offset by a 19 percent increase in other products. Sales of Seloken™ /Toprol-XL™ were up 38 percent, exceeding the one billion dollar mark for the first time. Atacand™ sales were up 21 percent. Crestor™ added $129 million in sales from its first launches (25 countries to date), including $62 million since launch in the US in September. Across all launch markets the Company estimates that more than 1.5 million prescriptions have been written for Crestor™ so far. In the week ending 16 January, Crestor™ share of new prescriptions in the US statin market reached 4.6 percent.

In December, Exanta™ received its first regulatory approval (in France) for the prevention of venous thromboembolic events in major orthopaedic surgery. France will now act as the reference member state for seeking approval in the European Union via the Mutual Recognition Procedure for this indication. Also in December, regulatory submissions were made in Europe and in the US for the first key chronic indications, including the prevention of stroke associated with atrial fibrillation.

Respiratory product sales were up 15 percent. Symbicort™ sales were $549 million, mostly in Europe, as further market share gains were fueled by approval for treatment of chronic obstructive pulmonary disease and by the appeal of its unique adjustable maintenance dose regimen in the treatment of asthma. Growth in the US for Pulmicort™ Respules™ and Rhinocort™ Aqua also contributed to the strong performance of the Respiratory franchise.

Sales of Oncology products increased 8 percent despite generic erosion for Nolvadex™ in the US. Casodex™ sales were up 22 percent overall on strong growth in markets outside the US. Arimidex™ sales were up 46 percent on increased usage in early breast cancer. Iressa™ sales reached $228 million for the full year, with sales of just over $100 million each in Japan and the US. In the US, more than 42,000 retail prescriptions have been dispensed for Iressa™ since launch in May 2003.

Neuroscience product sales were up 12 per cent, as Seroquel™ continued strong growth in the US (up 22 percent) and in the rest of the world (up 45 percent). Earlier this month the US FDA approved Seroquel™ for use in the treatment of acute bipolar mania.

AstraZeneca PLC

Fourth Quarter

Sales in the fourth quarter were down by 8 percent in CER terms. Exchange rate movements against the US dollar resulted in a reported sales decline of just 1 percent. As expected, fourth quarter sales in the US were affected not only by the ongoing generic competition for Prilosec™ , Zestril™ and Nolvadex™ , but also by the projected unwinding of wholesaler stocks, which had been estimated to be around $300 million higher than normal at the end of the third quarter (chiefly in Nexium™ and Toprol-XL™ ). At the end of the year, the Company believes wholesaler inventory across the product range that can be considered above normal has been reduced to well under $100 million. Fourth quarter sales for Nexium™ in the US increased by 12 percent, which was below the prescription trend, resulting in normal inventories at the end of the year. Substantial destocking also occurred for Toprol-XL™ (US sales down 21 percent versus last year’s fourth quarter), but levels still remain higher than normal at year end.

Sales outside the US in the fourth quarter increased 7 percent at CER, on growth in Europe (up 5 percent) and Asia Pacific (up 8 percent).

R&D and SG&A were up 8 percent at CER in the fourth quarter and, set against the fourth quarter sales decline, resulted in operating profits down 26 percent (21 percent as reported with currency benefit of 5 percentage points included). Earnings per share in the fourth quarter were $0.38 compared with $0.25 ($0.45 before exceptional items) in 2002.

Future Prospects

Continued good performance from the Company’s newer products should deliver strong sales and profit growth over the next several years, as the impact of generic erosion on the business diminishes. The Company believes that its financial performance over this period is likely to rank amongst the best in the global peer group of large capitalisation pharmaceutical companies.

For 2004, on the basis of current exchange rates, the Company anticipates earnings per share in the range of $2.00 to $2.15 per share.The outcome is sensitive to exchange rate fluctuations and the sales performance attained for Nexium™, Crestor™ and Seroquel™.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™ , Nexium™ , Seroquel™ , Symbicort™ , Arimidex™ and Iressa™ ), the successful registration and launch of Exanta™ , the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2002 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
Losec™ / Prilosec™	528	1,115	-58	2,565	4,623	-49
Nexium™	836	686	+17	3,302	1,978	+62
Total	1,387	1,819	-29	5,943	6,664	-16
  In the US, sales of Nexium™ for the full year increased by 62 percent to $2,477 million. Total prescriptions for Nexium™ were up 46 percent and its share of total prescriptions in the US PPI market grew by nearly 5 percentage points over the course of the year, to 25.3 percent in December.
  US sales for Nexium™ in the fourth quarter were up 12 percent as high wholesaler inventories following strong third quarter stocking were unwound to normal levels by year end.
  Sales of Nexium™ outside the US increased by 60 percent for the full year, with excellent growth in the major markets in Europe, particularly France, Germany and the UK and a strong performance in Australia.
  On 14 January 2004 the Company announced that the European Mutual Recognition Procedure for the intravenous formulation of Nexium™ had been successfully completed. An application for approval in the US is under review by the FDA.
  US sales of Prilosec™ for the full year declined by 70 percent, in line with the decline in prescriptions. At the end of the year, Prilosec™ share of total prescriptions for omeprazole had fallen to 27.4 percent, with the balance held by generic products.
  In markets outside the US, sales of Losec™ continued to grow strongly in Japan (up 39 percent) but otherwise sales were down in all major markets, resulting in a 16 percent decline.

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
Seloken™ / Toprol-XL™	246	263	-10	1,280	901	+38
Atacand™	207	160	+18	750	569	+21
Plendil™	157	139	+8	540	489	+5
Zestril™	136	144	-15	478	877	-50
Crestor™	41	-	n/m	129	-	n/m
Total	990	894	+3	3,910	3,569	+3
  For the full year, worldwide sales of Seloken™ /Toprol-XL™ exceeded one billion dollars for the first time, on continued strong growth in the US (up 47 percent).
  Total prescriptions for Toprol-XL™ in the US increased by 25 percent, and market share of total beta blocker prescriptions reached 26.2 percent in December, up 2.6 points versus last year.
  As anticipated, US sales for Toprol-XL™ in the fourth quarter (down 21 percent) were affected by wholesaler destocking. At the end of the year, however, wholesaler inventories remained higher than normal.
  Atacand™ sales for the full year increased by 28 percent in the US, and by 18 percent in the markets outside the US, which account for nearly two-thirds of global Atacand™ sales. US sales growth exceeded growth in total prescriptions, indicating some increase in wholesaler inventories.
  Crestor™ sales for the full year were $129 million, including $62 million in the US.

AstraZeneca PLC

  Since its first launch in the Netherlands in February, the Company estimates that more than 750,000 patients have taken Crestor™ and over 1.5 million prescriptions have been dispensed. Post marketing surveillance confirms excellent tolerability for Crestor™ , with a safety profile comparable to the other marketed statins.
  The early launch markets for Crestor™ included the Netherlands, Canada and the UK. Based on the most recent market research data, Crestor™ share of total prescriptions in these markets has reached 8.2 percent (Netherlands), 6.9 percent (Canada) and 2.9 percent (UK) respectively.
  In the US, Crestor™ was launched in mid-September. In the week ending 16 January, Crestor™ share of new prescriptions in the US statin market was 4.6 percent, a good start in a highly competitive market. Crestor™ dynamic share of new statin treatments (new and switch therapy only) is 13.7 percent.

Respiratory

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
Symbicort™	172	105	+43	549	299	+61
Pulmicort™	294	237	+17	968	812	+12
Rhinocort™	92	76	+17	364	299	+19
Accolate™	31	52	-42	107	144	-28
Oxis™	29	29	-10	120	120	-12
Total	661	537	+14	2,261	1,818	+15
  Symbicort™ sales for the full year increased 61 percent to $549 million, as the product continues to gain share in the rapidly growing market for fixed combination asthma treatments. Launches for the chronic obstructive pulmonary disease indication as well as promotion of its unique adjustable maintenance dose regimen for asthma treatment are fuelling this growth.
  On 9 December the Company announced submission of a regulatory application in the European Union for the new asthma treatment concept Symbicort™ Single inhaler Therapy (SiT), which is a further development of Symbicort™ adjustable maintenance dosing. Symbicort™ Single inhaler Treatment, once approved, will make asthma treatment more convenient for both the physician and the patient.
  Pulmicort™ sales for the full year increased by 12 percent as a result of growth in the US market (up 41 percent). Pulmicort™ Respules™ accounts for most of this growth, with total prescriptions in the US market up 32 percent for the year.
  Sales growth for Rhinocort™ Aqua in the US (up 58 percent) accounts for nearly all of the 19 percent increase in global Rhinocort™ sales for the full year.

Oncology

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
Casodex™	207	184	+2	854	644	+22
Zoladex™	239	206	+5	869	794	-
Arimidex™	147	92	+47	519	331	+46
Iressa™	92	41	+114	228	67	+227
Faslodex™	21	16	+31	77	35	+120
Nolvadex™	40	138	-74	178	480	-66
Total	750	681	+1	2,743	2,369	+8
  Casodex™ sales outside the US increased by 23 percent for the full year, on continued penetration into the treatment of early prostate cancer. Sales in Japan were up 28 percent, with good growth in Germany and Italy contributing to a 20 percent increase in Europe.
  In the US, the market for anti-androgen therapy in the treatment of advanced prostate cancer is quite mature; estimated underlying demand for Casodex™ was unchanged for the year. Reported sales growth of 18 percent reflects wholesaler destocking that occurred in 2002.
  Arimidex™ is the leading aromatase inhibitor for the treatment of breast cancer. Approval for use in the adjuvant treatment of early breast cancer has been granted in 57 countries. Sales for the full year increased by 47 percent in the US and by 45 percent in the rest of the world, including a 61 percent increase in Japan.
  Faslodex™ sales reached $77 million for the full year, virtually all in the US market. Formal approval in the European Union for Faslodex™ is expected shortly, with first launches anticipated in the second quarter.
  Iressa™ sales were $228 million for the full year, with sales evenly split between Japan ($101 million) and the US ($102 million). In December alone, more than 7,300 retail prescriptions were dispensed for Iressa™ in the US, bringing the total to over 42,000 since launch in May.

Neuroscience

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
Seroquel™	428	357	+17	1,487	1,145	+27
Zomig™	104	94	+4	349	328	-1
Diprivan™	119	117	-3	458	443	-2
Local anaesthetics	122	121	-9	466	432	-
Others	19	16	+6	73	70	-7
Total	792	705	+7	2,833	2,418	+12
  Sales of Seroquel™ in markets outside the US increased 44 percent for the full year. Sales in Europe were up 40 percent and sales in Japan rose 67 percent.
  In the US, Seroquel™ sales reached $1,134 million for the full year, an increase of 22 percent. Total prescriptions for Seroquel™ in the US were up 34 percent for the year. Seroquel™ share of total prescriptions in the US antipsychotic market reached a new high at 21.2 percent in December, up 3.4 points versus last year. Seroquel™ was the only product among the three leading brands to increase its market share in 2003.
  Seroquel™ prescriptions grew by 33 percent in the US in the fourth quarter. Sales growth was 16 percent versus the fourth quarter 2002, which included some increases in wholesaler stocking.
  On 12 January 2004 the Company announced that the US FDA approved Seroquel™ for the treatment of acute bipolar mania.
  Zomig™ sales for the full year increased 7 percent outside the US, and were down 8 percent in the US market. From 1 January 2004 Medpointe Inc., a specialty pharmaceutical company, has assumed responsibility to promote and sell the Zomig™ family of prescription migraine products in the US, including Zomig™ Nasal Spray, which was launched in the fourth quarter 2003.

AstraZeneca PLC

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %
	2003	2002		2003	2002
US	2,044	2,564	-20	8,747	9,351	-6
Europe	1,846	1,528	+5	6,709	5,695	+2
Japan	356	314	+3	1,189	977	+14
RoW	629	495	+14	2,204	1,818	+16
  In the US, sales for the full year (excluding the three products which faced generic erosion—Prilosec™ , Zestril™ and Nolvadex™ ) increased 36 percent, holding the decline in overall sales to 6 percent. Growth products with strong performances included Nexium™ (up 62 percent), Toprol-XL™ (up 47 percent), and Seroquel™ (up 22 percent). In addition, Iressa™ and Crestor™ were launched in the US in 2003.
  Sales in Europe increased 2 percent for the full year, as strong sales growth for Nexium™ (up 55 percent), Symbicort™ (up 53 percent), Seroquel™ (up 40 percent), and the oncology products (up 18 percent) more than offset declines in Losec™ , Zestril™ and Pulmicort™.
  Sales in Japan were up 14 percent for the full year, as a result of increases in Losec™ (up 39 percent), Seroquel™ (up 67 percent), and a strong oncology portfolio (up 16 percent).
  Sales in the rest of the world increased by 16 percent for the full year, with good growth achieved in China, Mexico and Australia.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Full Year

Reported sales grew by 6 percent and operating profits declined by 6 percent. At constant exchange rates sales were unchanged and operating profit declined by 11 percent. Currency movements continued to have a significant effect in 2003 as, compared with average 2002 rates, the US dollar weakened against the euro (17 percent), benefiting sales, and also against the Swedish krona (17 percent) and sterling (9 percent), increasing operating costs.

Operating margin fell from 24.4 percent to 21.8 percent. Currency had a neutral effect on operating margin as a positive impact on gross margin was offset by the negative effect on SG&A and R&D costs as a percentage of sales. Gross margin increased 1.6 percentage points from 74.7 percent to 76.3 percent as a result of three factors: lower payments to Merck (related to proportionally lower US sales of products subject to these contingent payments) improved margin by 1.7 percentage points; underlying costs of sales increased by 0.7 percentage points; and the remainder was largely explained by exchange benefits.

In aggregate R&D and SG&A grew by just under 6 percent in CER terms, with currency movements adding a further 8 percent. Against unchanged sales, both R&D and SG&A increased as a percentage of sales and exchange added a further 0.6 percentage points to these lines in aggregate. R&D increased by 1.1 percentage points to 18.3 percent. SG&A grew by 2.8 percentage points to 36.4 percent of sales as a result of the launches of Crestor™ and some field force increases in Europe and Japan.

Other income was $43 million lower than last year, which included the gain on the disposal of Sular™ marketing rights in the first quarter 2002.

Fourth Quarter

Reported sales declined by 1 percent and operating profits by 21 percent. At constant exchange rates sales fell by 8 percent and operating profit by 26 percent.

Operating margin fell from 21.9 percent to 17.4 percent. Overall, currency was neutral on margin. Gross margin increased by 3.9 percentage points from 74.4 percent to 78.3 percent. Reduced payments to Merck following low Prilosec™ sales and destocking of Nexium™ and Toprol-XL™ accounted for 3.0 percentage points of this improvement, 0.7 percentage points were accounted for by underlying cost of sales and the balance being exchange.

In aggregate R&D and SG&A grew by 8 percent in CER terms, with currency movements adding a further 9 percent. R&D and SG&A increased as a percentage of sales on increased spending set against the decline in sales versus the strong fourth quarter 2002, and currency effects. R&D increased by 3.2 points to 21.4 percent, as the phasing of spending was weighted toward the fourth quarter, which included several up-front payments for collaboration agreements signed in December and recruitment of additional staff in Discovery Research and Development. SG&A grew by 6.1 points to 40.0 percent of sales as a result of spending in support of the launches of new products.

Wholesaler Stocking

Wholesaler stocking continues to have an effect on the quarterly phasing of sales. As expected, wholesaler inventories unwound this quarter from an excess at the end of quarter three estimated at around $300 million to well under $100 million. For the year as a whole we estimate that excess wholesaler inventories had little or no effect on sales growth.

AstraZeneca PLC

Interest

Net interest and dividend income in the quarter was $20 million, resulting in $91 million for the full year. Both the quarter and the full year benefited in comparison with 2002, as several small exchange and market revaluation losses in 2002 were absent in 2003.

Taxation

The effective tax rate for the fourth quarter was 26.0 percent, bringing the rate for the full year to 27.2 percent compared with 26.8 percent in 2002.

In the fourth quarter AstraZeneca concluded a negotiated settlement with the UK and the US Governments covering all tax liabilities potentially arising from transfer pricing in respect of ex-Zeneca products for the years 1987 to 2001.

Cash Flow

Cash generated from operating activities before exceptional cash outflows was $4,617 million compared with $5,686 million in 2002. The principal cause of this decline was an increase in working capital of $1,101 million compared to a decrease of $305 million in 2002. Debtors increased by $540 million, partly due to higher invoiced sales in December in the US compared with 2002 and partly due to a higher proportion of sales from Europe where average credit terms are longer than in the US. The stronger European and Japanese currencies also increased the cash flow effect compared with last year. In addition, prepayments into pension funds increased, in particular a one-off payment of $165 million to the UK fund. Inventories increased by $131 million in support of Crestor™ launches and other rapidly growing products while inventories of mature products declined. Creditors have fallen by $430 million, partly due to a reduction in payables to Merck, but also due to the settl ement of several one-off items notably commitments to pension funds in the US and Sweden at the end of 2002.

Cash expenditure on exceptional items increased to $391 million principally as a result of the settlement of $355 million in respect of the Zoladex™ investigation.

Tax paid was $886 million, including the transfer pricing settlement which had been provided for in previous years. Capital expenditures including intangible assets and new fixed asset investments totalled $1,597 million. Without the effect of exchange movements, expenditure on tangible fixed assets is slightly lower than in 2002. The cash inflow in respect of the disposal of Marlow Foods contributed $80 million in the year.

After accounting for dividends paid of $1,222 million and net share repurchases of $1,107 million there was a $348 million decrease in net cash funds, which totalled $3,496 million at 31 December 2003.

Dividends

The Board has recommended a 15 percent increase in the second interim dividend to $0.54 (29.4 pence, 3.91 SEK) to be paid on 6 April 2004. This brings the dividend for the full year to $0.795 (45.3 pence, 5.98 SEK), an increase of 13.6 percent.

It is the Board’s intention that subsequently, dividends will increase broadly in line with earnings growth whilst bringing dividend cover to around the middle of the two to three times range.

AstraZeneca PLC

Share Repurchase Programme

During the quarter 11.7 million shares were repurchased for cancellation at a total cost of $547 million, bringing the total for the year to 27.2 million shares at a total cost of $1,154 million.

This was the final phase of share repurchases under the $4 billion programme that commenced in August 1999. Under this programme the total number of shares repurchased for cancellation stands at 92.8 million at an aggregate cost of $3,959 million.

The Board has approved a new programme of share repurchases of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic uses for cash.

The total number of shares that remain in issue at 31 December 2003 is 1,693 million.

Upcoming Milestones and Key Events

29 April	Announcement of first quarter results
29 April	Annual General Meeting
22 July	Announcement of second quarter results
6 October	Annual Business Review meeting
21 October	Announcement of third quarter and nine months results

Sir Tom McKillop
Chief Executive

Item 6

Consolidated Profit & Loss Account For Continuing Operations

	2003	2002
For the year ended 31 December	$m	$m

Sales	18,849	17,841
Cost of sales	(4,469)	(4,520)
Distribution costs	(162)	(141)
Research and development	(3,451)	(3,069)
Selling, general and administrative expenses	(6,856)	(5,998)
Other operating income	200	243

Operating profit before exceptional items	4,111	4,356
Exceptional items charged to operating profit	-	(350)

Operating profit	4,111	4,006
Net interest and dividend income	91	31

Profit on ordinary activities before taxation	4,202	4,037
Profit before taxation before exceptional items	4,202	4,387
Exceptional items charged to profit before taxation	-	(350)
Taxation	(1,143)	(1,177)

Profit on ordinary activities after taxation	3,059	2,860
Attributable to minorities	(23)	(24)

Net profit for the year	3,036	2,836

Dividends to Shareholders	(1,350)	(1,206)

Earnings per Ordinary Share before exceptional items	1.78	1.84
Earnings per Ordinary Share	1.78	1.64
Diluted earnings per Ordinary Share	1.78	1.64

Weighted average number of Ordinary Shares in issue (millions)	1,709	1,733

Diluted average number of Ordinary Shares in issue (millions)	1,712	1,735

Consolidated Profit & Loss Account For Continuing Operations

	2003	2002
For the quarter ended 31 December	$m	$m

Sales	4,875	4,901
Cost of sales	(1,057)	(1,253)
Distribution costs	(46)	(39)
Research and development	(1,042)	(892)
Selling, general and administrative expenses	(1,949)	(1,661)
Other operating income	68	18

Operating profit before exceptional items	849	1,074
Exceptional items charged to operating profit	-	(350)

Operating profit	849	724
Net interest and dividend income	20	7

Profit on ordinary activities before taxation	869	731
Profit before taxation before exceptional items	869	1,081
Exceptional items charged to profit before taxation	-	(350)
Taxation	(226)	(291)

Profit on ordinary activities after taxation	643	440
Attributable to minorities	(8)	(12)

Net profit for the period	635	428

Dividends to Shareholders	(914)	(808)

Earnings per Ordinary Share before exceptional items	0.38	0.45
Earnings per Ordinary Share	0.38	0.25
Diluted earnings per Ordinary Share	0.38	0.25

Weighted average number of Ordinary Shares in issue (millions)	1,699	1,723

Diluted average number of Ordinary Shares in issue (millions)	1,701	1,725

Consolidated Balance Sheet

	2003	2002
At 31 December	$m	$m

Fixed assets
Tangible fixed assets	7,536	6,597
Goodwill and intangible assets	2,884	2,807
Fixed asset investments	220	46

	10,640	9,450

Current assets
Stocks	3,022	2,593
Debtors	5,960	4,845
Cash and short-term investments	3,951	4,688

	12,933	12,126

Total assets	23,573	21,576

Creditors due within one year
Short-term borrowings and current instalments of loans	(152)	(516)
Other creditors	(7,543)	(7,699)

	(7,695)	(8,215)

Net current assets	5,238	3,911

Total assets less current liabilities	15,878	13,361

Creditors due after more than one year
Loans	(303)	(328)
Other creditors	(52)	(34)
Provisions for liabilities and charges	(2,266)	(1,773)

	(2,621)	(2,135)

Net assets	13,257	11,226

Capital and reserves
Shareholders’ funds – equity interests	13,178	11,172
Minority equity interests	79	54

Shareholders’ funds and minority interests	13,257	11,226

Statement of Total Recognised Gains and Losses

	2003	2002
For the year ended 31 December	$m	$m

Net profit for the financial year	3,036	2,836
Foreign exchange adjustments on consolidation, net of tax	1,427	1,106
Translation differences on foreign currency borrowings	-
Tax on translation differences on foreign currency borrowings	-	(2)

Total recognised gains and losses for the financial year	4,463	3,946

Consolidated Cash Flow Statement
	2003	2002
For the year ended 31 December	$m	$m

Cash flow from operating activities
Operating profit before exceptional items	4,111	4,356
Depreciation and amortisation	1,290	960
(Increase)/decrease in working capital	(1,101)	305
Other non-cash movements	317	65

Net cash inflow from operating activities before exceptional	4,617	5,686
items
Outflow related to exceptional items	(391)	(93)

Net cash inflow from operating activities	4,226	5,593
Returns on investments and servicing of finance	76	35
Tax paid	(886)	(795)
Capital expenditure and financial investment	(1,597)	(1,543)
Acquisitions and disposals	80
Equity dividends paid to Shareholders	(1,222)	(1,234)

Net cash inflow before management of liquid resources and	677	2,056
financing

Management of liquid resources
Net movement in short-term investments and fixed deposits	771	(806)
Financing	(1,452)	(1,272)

Decrease in cash in the year	(4)	(22)

Reconciliation of Cash Flow to Net Cash Funds
	2003	2002
For the year ended 31 December	$m	$m

Net funds at 1 January	3,844	2,867
Net cash inflows before management of liquid resources and	677	2,056
financing
Net cash outflows from share issues and repurchases	(1,107)	(1,154)
Exchange	82	75

Net funds at 31 December	3,496	3,844

Notes to the Preliminary Announcement

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES
The results for the full year ended 31 December 2003 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2002 Annual Report and Form 20-F.

The results for the year ended 31 December 2003 presented in this preliminary announcement are extracted from, and are consistent with, those in the Group’s audited financial statements for the year ended 31 December 2003 and those financial statements will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	JOINT VENTURES AND ASSOCIATES

The Group's share of joint venture’s sales for the year ended 31 December 2003 amounted to $208 million and $191 million for the comparative period. Share of joint venture’s operating profits for the year ended 31 December 2003 and 2002 amounted to $nil.

3	ANALYSIS OF EXCEPTIONAL ITEMS CHARGED TO OPERATING PROFIT
	2003	2002
	$m	$m
Accrual related to Zoladex™ investigations	-	350

	-	350

4	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
	2003	2002
For the year ended 31 December	$m	$m

Shareholders’ funds at beginning of year	11,172	9,586

Net profit for the year	3,036	2,836
Dividends to Shareholders	(1,350)	(1,206)

	1,686	1,630
Issue of AstraZeneca PLC Ordinary Shares	47	36
Repurchase of AstraZeneca PLC Ordinary Shares	(1,154)	(1,190)
Foreign exchange adjustments on consolidation, net of tax	1,427	1,110

Net addition to Shareholders’ funds	2,006	1,586

Shareholders’ funds at end of year	13,178	11,172

5	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At 1 Jan	Cash	Other	Exchange	At 31 Dec
	2003	flow	non-cash	movement	2003
	$m	$m	$m	$m	$m

Loans due after one year	(328)	25	-	-	(303)
Current instalments of loans	(314)	320	-	(6)	-

Total loans	(642)	345	-	(6)	(303)

Short-term investments	3,962	(771)	-	27	3,218
Cash	726	(55)	-	62	733
Short-term borrowings and overdrafts	(202)	51	-	(1)	(152)

	4,486	(775)	-	88	3,799

Net cash funds	3,844	(430)	-	82	3,496

Issue of AstraZeneca PLC Ordinary Shares		(47)
Repurchase of AstraZeneca PLC Ordinary		1,154
Shares

Net cash inflow before management of		677
liquid resources and financing

6	FULL YEAR TERRITORIAL SALES ANALYSIS

			% Growth

	Full Year	Full Year
	2003	2002		Constant
	$m	$m	Actual	Currency

US	8,747	9,351	(6)	(6)
Canada	712	570	25	14

North America	9,459	9,921	(5)	(6)

France	1,454	1,140	28	9
UK	532	623	(15)	(23)
Germany	877	699	25	6
Italy	925	765	21	2
Sweden	304	285	7	(10)
Europe others	2,617	2,183	20	4

Total Europe	6,709	5,695	18	2

Japan	1,189	977	22	14
Rest of World	1,492	1,248	20	18

Total	18,849	17,841	6	-

7	FOURTH QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	4th	4th
	Quarter	Quarter
	2003	2002		Constant
	$m	$m	Actual	Currency

US	2,044	2,564	(20)	(20)
Canada	193	147	31	12

North America	2,237	2,711	(17)	(18)

France	396	320	24	6
UK	138	147	(6)	(11)
Germany	254	196	30	11
Italy	245	214	14	(3)
Sweden	75	75	-	(16)
Europe others	738	576	28	12

Total Europe	1,846	1,528	21	5

Japan	356	314	13	3
Rest of World	436	348	25	14

Total	4,875	4,901	(1)	(8)

8	FULL YEAR PRODUCT SALES ANALYSIS

	World				US

	Full Year	Full Year		Constant	Full Year
	2003	2002	Actual	Currency	2003	Actual
	$m	$m	Growth	Growth	$m	Growth
			%	%		%

Gastrointestinal:
Losec	2,565	4,623	(45)	(49)	867	(70)
Nexium	3,302	1,978	67	62	2,477	62
Others	76	63	21	13	28	40

Total Gastrointestinal	5,943	6,664	(11)	(16)	3,372	(23)

Cardiovascular:
Zestril	478	877	(45)	(50)	97	(79)
Seloken	1,280	901	42	38	909	47
Atacand	750	569	32	21	263	28
Plendil	540	489	10	5	237	13
Tenormin	342	370	(8)	(15)	19	(63)
Crestor	129	-	n/m	n/m	62	n/m
Others	391	363	8	(4)	18	38

Total Cardiovascular	3,910	3,569	10	3	1,605	3

Respiratory:
Pulmicort	968	812	19	12	509	41
Rhinocort	364	299	22	19	269	27
Symbicort	549	299	84	61	-	-
Accolate	107	144	(26)	(28)	71	(32)
Oxis	120	120	-	(12)	-	-
Others	153	144	6	(6)	-	-

Total Respiratory	2,261	1,818	24	15	849	26

Oncology:
Zoladex	869	794	9	-	174	(18)
Casodex	854	644	33	22	212	18
Nolvadex	178	480	(63)	(66)	41	(88)
Arimidex	519	331	57	46	197	47
Iressa	228	67	240	227	102	n/m
Faslodex	77	35	120	120	75	114
Others	18	18	-	(6)	-	-

Total Oncology	2,743	2,369	16	8	801	(11)

Neuroscience:
Seroquel	1,487	1,145	30	27	1,134	22
Zomig	349	328	6	(1)	163	(8)
Diprivan	458	443	3	(2)	230	6
Local anaesthetics	466	432	8	-	106	(6)
Others	73	70	4	(7)	18	(14)

Total Neuroscience	2,833	2,418	17	12	1,651	14

Infection and Other:
Merrem	346	285	21	16	63	7
Other Products	282	220	28	18	108	77

Total Infection and Other	628	505	24	16	171	43

Salick Health Care	281	233	21	21	281	21
Astra Tech	201	151	33	12	15	36
Marlow Foods*	49	114	n/m	n/m	2	n/m

Total	18,849	17,841	6	-	8,747	(6)

* Sales 2003 until disposal      n/m    not meaningful

9	FOURTH QUARTER PRODUCT SALES ANALYSIS

	World					US

	4th	4th		Constant	4th
	Quarter	Quarter	Actual	Currency	Quarter		Actual
	2003	2002	Growth	Growth	2003		Growth
	$m	$m	%	%	$m		%

Gastrointestinal:
Losec	528	1,115	(53)	(58)	82		(88)
Nexium	836	686	22	17	585		12
Others	23	18	28	22	10		43

Total Gastrointestinal	1,387	1,819	(24)	(29)	677		(44)

Cardiovascular:
Zestril	136	144	(6)	(15)	32		(30)
Seloken	246	263	(6)	(10)	144		(21)
Atacand	207	160	29	18	66		20
Plendil	157	139	13	8	81		29
Tenormin	96	95	1	(8)	5		(50)
Crestor	41	-	n/m	n/m	6		n/m
Others	107	93	15	2	5		(600)

Total Cardiovascular	990	894	11	3	339		(5)

Respiratory:
Pulmicort	294	237	24	17	161		34
Rhinocort	92	76	21	17	67		24
Symbicort	172	105	64	43	-		-
Accolate	31	52	(40)	(42)	22		(46)
Oxis	29	29	-	(10)	-		-
Others	43	38	13	-	-		-

Total Respiratory	661	537	23	14	250		16

Oncology:
Zoladex	239	206	16	5	46		(16)
Casodex	207	184	13	2	25		(46)
Nolvadex	40	138	(71)	(74)	1		(99)
Arimidex	147	92	60	47	44		38
Iressa	92	41	124	114	48		n/m
Faslodex	21	16	31	31	20		25
Others	4	4	-	-	-		-

Total Oncology	750	681	10	1	184		(26)

Neuroscience:
Seroquel	428	357	20	17	338		16
Zomig	104	94	11	4	53		2
Diprivan	119	117	2	(3)	60		3
Local anaesthetics	122	121	1	(9)	21		(43)
Others	19	16	19	6	5		-

Total Neuroscience	792	705	12	7	477		7

Infection and Other:
Merrem	104	69	51	41	23		188
Other Products	53	61	(13)	(24)	9		(40)

Total Infection and Other	157	130	21	10	32		39

Salick Health Care	81	63	29	29	81		29
Astra Tech	57	43	33	12	4		33
Marlow Foods*	-	29	n/m	n/m	-		n/m

Total	4,875	4,901	(1)	(8)	2,044		(20)

* Sales 2003 until disposal      n/m    not meaningful

Convenience Translation of Key Financial Information

	2003	2002	2003	2002	2003	2002
For the quarter ended 31 December	$m	$m	£m	£m	SEKm	SEKm

Total Sales	4,875	4,901	2,737	2,751	35,067	35,254

Operating profit before
exceptional items (EI)	849	1,074	477	603	6,107	7,725

Profit before tax on continuing
operations before EI	869	1,081	488	607	6,251	7,776

Net profit for the period	635	428	356	240	4,568	3,079

Earnings per Ordinary Share pre
EI	$0.38	$0.45	£0.21	£0.25	SEK 2.73	SEK 3.24

	2003		2002	2003		2002		2003	2002
For the year ended 31 December	$m		$m	£m		£m		SEKm	SEKm

Total Sales	18,849		17,841	10,581		10,015		135,585	128,334

Operating profit before
exceptional items (EI)	4,111		4,356	2,308		2,445		29,571	31,334

Profit before tax on continuing
operations before EI	4,202		4,387	2,359		2,463		30,226	31,557

Net profit for the year	3,036		2,836	1,704		1,592		21,839	20,400

Basic earnings per Ordinary
Share	$1.78		$1.64	£1.00		£0.92		SEK 12.80	SEK 11.80
Earnings per Ordinary Share pre
EI	$1.78		$1.84	£1.00		£1.03		SEK 12.80	SEK 13.24

Dividend per Ordinary Share	$0.79	5	$0.70	45.3	p	43.2	p	SEK 5.98	SEK 6.20

Net cash inflow from operating
activities	4,226		5,593	2,372		3,140		30,398	40,232
Decrease in cash	(4)		(22)	(2)		(12)		(29)	(158)

Shareholders’ funds – equity
interests 31 December	13,178		11,172	7,397		6,271		94,792	80,362

Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.561340 and $1= SEK 7.1932, respectively. Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The Group profit and loss account and Group balance sheet set out on pages 11, 12 and 13 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Group’s 2002 Annual Report and Form 20-F.

	2003	2002
Income attributable to Shareholders	$m	$m

Net income for the year under UK GAAP	3,036	2,836
Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
- deemed acquisition of Astra
- amortisation and other acquisition adjustments	(952)	(864)
- others	59	55
Capitalisation, less disposals and amortisation of interest	17	46
Deferred taxation
- on fair value of Astra	266	239
- others	(91)	(99)
Pension and other post-retirement benefits expense	(43)	(46)
Software costs capitalised	(18)	(46)
Share based compensation	(12)	33
Fair value of derivative financial instruments	10	93
Deferred income recognition	14	61
Unrealised losses on foreign exchange and others	(18)	(1)

Net income in accordance with US GAAP	2,268	2,307

Net income per Ordinary Share under US GAAP (basic)	$1.33	$1.33
Net income per Ordinary Share under US GAAP (diluted)	$1.33	$1.33

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

	31 Dec	31 Dec
	2003	2002
Shareholders’ equity	$m	$m

Shareholders’ equity under UK GAAP	13,178	11,172
Adjustment to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
- deemed acquisition of Astra
- goodwill	14,311	12,692
- tangible and intangible fixed assets	7,661	7,707
- others	145	86
Capitalisation, less disposals and amortisation of interest	255	238
Deferred taxation
- on fair value of Astra	(2,313)	(2,305)
- others	(207)	(159)
Dividend	914	808
Pension and other post retirement benefits expense	(534)	(295)
Software costs capitalised	46	64
Fair value of derivative financial instruments	109	99
Deferred income recognition	-	(14)
Others	89	90

Shareholders’ equity in accordance with US GAAP	33,654	30,183

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2004 results	29 April 2004

Annual General Meeting 2004	29 April 2004

Announcement of second quarter and half year 2004 results	22 July 2004

Annual Business Review 2004	6 October 2004

Announcement of third quarter and nine months 2004 results	21 October 2004

DIVIDENDS

The record date for the first interim dividend paid on 6 October 2003 (in the UK, Sweden and the US) was 22 August 2003. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 20 August 2003. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2003 payable on 6 April 2004 (in the UK, Sweden and the US) will be 20 February 2004. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 18 February 2004. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in this preliminary announcement are trademarks of the AstraZeneca group of companies:

Accolate   Arimidex   Astra Tech    Atacand   Casodex   Crestor   Diprivan   Exanta   Faslodex Iressa   Losec   Nexium   Nolvadex   Oxis   Plendil   Prilosec   Pulmicort   Pulmicort Respules   Rhinocort   Rhinocort Aqua   Seloken   Seroquel   Symbicort    Toprol-XL   Zestril   Zoladex   Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and		Depositary	Registered Office	Swedish Securities Register
Transfer Office		for ADRs		Centre
The AstraZeneca Registrar		JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars		PO Box 43013	London	PO Box 7822
The Causeway		Providence	W1K 1LN	S-103 97 Stockholm
Worthing		RI 02940-3013	UK	Sweden
West Sussex		US
UK
BN99 6DA
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Preliminary Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxati on risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.